UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

April 1, 2011

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3 (NO. 333-169119) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3 (File No. 333-169119):

•                  $7,270,000 Buffered Return Enhanced Notes due October 2, 2012 Linked to the Performance of a Basket of Commodities Global Medium-Term Notes, Series A

•                  $8,327,000 Capped Market Plus Notes due April 11, 2012 Linked to the Performance of Palladium Global Medium-Term Notes, Series A

•                  $10,000,000 10.50% Exchangeable Notes due August 26, 2011 Linked to the Common Stock of United States Steel Corporation

•                  1,714,339 Units of Capped Leveraged Index Return Notes® Linked to a Global Equity Basket due April 1, 2013

•                  2,297,440 Units of Capped Leveraged Index Return Notes® Linked to the S&P 500® Index due April 1, 2013

•                  13,673,498 Units of Accelerated Return Notes® Linked to the S&P 500® Index due May 25, 2012

•                  4,068,710 Units of Accelerated Return Notes® Linked to the Financial Select Sector Index due May 25, 2012

•                  3,975,496 Units of Accelerated Return Notes® Linked to the Energy Select Sector Index due May 25, 2012

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: April 1, 2011	By:	/s/ Sean Gordon
Name: Sean Gordon
Title: Managing Director

3